United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 10-K/A

(Amendment No. 3)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: July 31, 2019

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from: ________________ to _______________

Commission File No. 000-25169

Generex Biotechnology _Corporation

  (Exact name of registrant as specified in its charter)

Delaware	98-0178636
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

10102 USA Today Way, Miramar, Florida 33025

(Address of principal executive office)

Registrant's telephone number: (416) 364-2551

Title of each class	Trading Symbol	Name of each exchange on which traded
Common voting shares	GNBT	OTC

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act:

☐ Yes ☒ NO

Indicate by check mark if the registrant not required to file reports pursuant to Section 13 or Section 15 (d) of the Act:

☐ Yes ☒ NO

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ YES ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ YES ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,”  “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ YES ☒ NO

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter.

Non Affiliate Float	Closing price as of Second Quarter January 31, 2019	Market Capitalization
22,543,206	$2.13	$48,017,029

Indicate the number of the number of shares outstanding of each of the registrant’s classes of common stock, as of the latest practicable date.

As of Date	Outstanding
July 6, 2020	80,325,801

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 EXPLANATORY NOTE

The sole purpose of this Amendment No. 3 to the Annual Report on Form 10-K for the year ended July 31, 2019 of Generex Biotechnology Corporation (“Company”) filed with the Securities and Exchange Commission on November 12, 2019 (the “Original Filing”) as amended on Form 10-K/A – Amendment No. 1 filed on June 10, 2020 (the “First Amendment”) and further amended on Form 10-K/A – Amendment No. 2 on June 29, 2020 (the “Second Amendment”) is being filed solely to include a revised Exhibit Index that deleted Exhibit 32 (Section 1350 Certification), which was inadvertently included, and added revised Exhibits 31.1 and 31.2, which include certain statements required by Item 601(b)(31) of Regulation S-K inadvertently omitted by the Company when originally filed and amended.

This Amendment contains only the cover page, this explanatory note, the exhibit index, the signature page and the revised certifications. Because no financial statements are included with this Amendment, paragraph 3 of the certifications in Exhibits 31.1 and 31.2 has been omitted..

Except for the foregoing, this Amendment does not alter or update any information contained in the Original Filing or the First Amendment or the Second Amendment . The Original Filing continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that have occurred as of a date subsequent to the date of the Second Amendment. Accordingly, this Amendment should be read in conjunction with the Original Filing, the First Amendment and the Second Amerdment, and the Company’s filings made with the SEC subsequent to the filing of the Original Filing.

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PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A)

3. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Amendment dated as of April 7, 2010 to Placement Agent Agreement Placement Agency Agreement, dated June 8, 2009, by and between Generex Biotechnology Corporation and Midtown Partners & Co., LLC and amendments dated August 5, August 18, and September 11, 2009 (incorporated by reference to Exhibit 1.2 to Generex Biotechnology Corporation’s Current Report on Form 8-K filed on April 8, 2010)
2	Agreement and Plan of Merger among Generex Biotechnology Corporation, NGIO, Inc. and AGEXP Acquisition Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed on August 15, 2003)
3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3 to 10-K filed October 9, 2015)
3.2	Certificate of Amendment to Restated Certificate of Incorporation of Generex Biotechnology Corporation (incorporated by reference to Exhibit 3(i)(f) to Registration Statement on Form S-1 (File No. 333-187656) filed on April 1, 2013)
3.3	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2(ii) to Generex Biotechnology Corporation’s Report on Form 8-K filed December 5, 2007)
3.4	Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to Current Report on 8-K filed July 11, 2011)
3.5	Certificate of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed February 1, 2012)
3.6	Certificate of Designation of Series C Preferred Stock (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed August 8, 2012)
3.7	Certificate of Designation of Series D Preferred Stock (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed December 11, 2012)
3.8	Certificate of Designation of Series D Preferred Stock (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed December 11, 2012)
3.9	Certificate of Designation of Series D Preferred Stock (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed December 11, 2012)
3.10	Certificate of Designation of Series D Preferred Stock (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed December 11, 2012)
3.11	Certificate of Designation of Series E Preferred Stock (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed June 17, 2013)
3.12	Certificate of Designation of Series F Preferred Stock (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed March 28, 2014)
3.13	Certificate of Designation of Series G Preferred Stock (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed June 25, 2015)
3.14	Certificate of Designation of Series H Preferred Stock (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed March 29, 2017)
3.15	Certificate of Designation of Series H Preferred Stock (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K filed March 29, 2017)
10.1	Amendment to Asset Purchase Agreement by and between Veneto Holdings, L.L.C. and NuGenerex Distribution Solutions 2, LLC effective November 1, 2018 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on November 5, 2018).
10.2	Clinical Trial Agreement between NSABP Foundation, Inc. and NGIO, Inc. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on November 26, 2018)
10.3	Form of Stock Control Agreement among the Company, Lawrence Salvo, Stephen L. Berkman, Joseph Moscato and B-H Sanford, LLC. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on December 3, 2018)
10.4	Form of Agreement, Assignment and Release among the Company, Hemaq Diagnostic Systems, LLC and Stephen L. Berkman. (incorporated by reference to Exhibit 10.1 to Generex Biotechnology Corporation’s Current Report on Form 8-K filed on December 3, 2018)
10.5	Form of Stock Pledge Agreement between Joseph Moscato and Istvan Elek dated November 25, 2018. (incorporated by reference to Exhibit 10.1 to Generex Biotechnology Corporation’s Current Report on Form 8-K filed on December 3, 2018)
10.6	Stock Purchase Agreement between Regentys Corporation and Generex Biotechnology Corporation as of January 7, 2019. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on January 11, 2019)
10.7	Promissory Note issued by Generex Biotechnology Corporation to Regentys Corporation. (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on January 11, 2019)
10.8	Pledge and Security Agreement between Generex Biotechnology Corporation and Regentys Corporation. (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed on January 11, 2019)
10.9	Pledge and Security Agreement between Generex Biotechnology Corporation and Regentys Corporation. (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed on January 11, 2019)
10.10	Management Services Agreement among Regentys Corporation and its officers. (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed on January 11, 2019)
10.11	Stock Purchase Agreement between Olaregen Therapeutix, Inc. and Generex Biotechnology Corporation as of January 7, 2019. (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed on January 11, 2019)
10.12	Stock Purchase Agreement between Olaregen Therapeutix, Inc. and Generex Biotechnology Corporation as of January 7, 2019. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on January 11, 2019)
10.13	Promissory Note issued to Olaregen. (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on January 11, 2019)
10.14	Pledge and Security Agreement between Generex Biotechnology Corporation and Olaregen (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed on January 11, 2019)
10.15	Amended and Restated Investor Rights Agreement of Olaregen (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed on January 11, 2019)
10.16	Amendment Agreement by and between Veneto Holdings, L.L.C., Generex Biotechnology Corporation, NuGenerex Distribution Solutions 2, LLC and the members of Veneto Holdings, L.L.C. effective January 15, 2019 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on January 22, 2019)
10.17	Restructuring Agreement by and between Veneto Holdings, L.L.C., Generex Biotechnology Corporation, NuGenerex Distribution Solutions 2, LLC and the members of Veneto Holdings, L.L.C. dated March 28, 2019 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on April 4, 2019)
10.18	Asset Purchase Agreement by and among NuGenerex Surgical, Generex Biotechnology Corporation and NuGenerex Distribution Solutions, LLC, dated July 11, 2019 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on July 16, 2019)
10.19	Asset Purchase Agreement by and among Pantheon Medical - Foot & Ankle, LLC, Generex Biotechnology Corporation and NuGenerex Distribution Solutions, LLC, dated July 11, 2019 (incorporated by reference to Current Report on Form 8-K filed on July 16, 2019)
10.20	Stock Purchase Agreement by and between Generex Biotechnology Corporation and GH Care, Inc. DBA ALTuCELL, Inc., effective as of November 15, 2019 (incorporated by reference to 8-K filed November 27, 2019)
10.36	Clinical Trial Collaboration and Supply Agreement. Merck Sharp & Dohme B.V., Antigen Express, Inc. June 28, 2017 (incorporated by reference to 8-K filed August 1, 2017)
10.37	Clinical Trial Agreement, Phase II Study, NSABP and Antigen Express, November 20, 2018 (incorporated by reference to 8-K filed November 26, 2018)
10.38	License and Research Agreement between Antigen Express, Inc. and Shenzhen Bioscien Pharmaceuticals Co., Ltd. November 29, 2017 (incorporated by reference to 8-K filed December 11, 2017)
31.1*	Rule 13a—14(a) / 15d—14(a) Certifications — Chief Executive Officer
31.2*	Rule 13a—14(a) / 15d—14(a) Certifications — Chief Financial Officer

* Filed herewith

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report on Form 10-K/A Amendment No. 3 to be signed on its behalf by the undersigned, thereunto duly authorized on the 11th day of July 2020.

GENEREX BIOTECHNOLOGY CORPORATION

/s/Joseph Moscato

By: Joseph Moscato, CEO, President

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